Pacific Biometrics, lnc
220 West Harrison Street
Seattle, WA 98119
Tel: 206-298-0068


     July 5, 2007

     VIA Edgar Electronic Transmission
     ---------------------------------

Frank Wyman Staff
Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

     RE: Pacific Biometrics, Inc.

FORM 1OKSB FOR THE YEAR ENDED JUNE 30, 2006

Dear Mr. Wyman:

We are in receipt of your comment letter dated June 29, 2007 regarding the above referenced filing, requesting a response. Consider this correspondence as a request to respond to the comment letter on or before July 31, 2007. This additional time is required to provide adequate time for preparation of our responses. Please contact John P. Jensen, Corporate Controller, at 206-298-0068, to confirm your approval of this proposed date. Thank you for your consideration.


     Sincerely,

/s/ Ronald R. Helm
------------------------
Ronald R. Helm

Chairman and Chief Executive Officer